Exhibit 99.18

Investor Contact:	Media Contact:
Larry Dennedy/Bob Sandhu	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
(212) 929-5500	(212) 687-8080
HIGHLAND CAPITAL FILES PRELIMINARY PROXY STATEMENT
TO REPLACE BOARD OF DIRECTORS OF MOTIENT CORPORATION
Proposes Eight Highly Qualified Nominees; Increasing Size of Board
Also Asks Stockholders to Reject Motient’s Excessive Director Compensation Plan
     DALLAS, TX, June 2, 2006 — Highland Capital Management, L.P. today filed its preliminary proxy statement with the Securities and Exchange Commission in connection with its planned solicitation of proxies for the Motient Corporation (PINK: MNCP) 2006 Annual Meeting of Stockholders. Highland Capital is Motient’s largest stockholder, beneficially owning approximately 14.3% of its outstanding common stock. While Motient has not yet announced the date of its 2006 Annual Meeting of Stockholders, the company has agreed, pursuant to a scheduling order with the Delaware court, to hold the meeting on July 12, 2006.
     Highland is seeking support from its fellow Motient stockholders to elect eight highly qualified and independent nominees to replace Motient’s Board of Directors. Highland is also seeking stockholder support to increase the size of Motient’s Board to eight members and to reject: 1) the ratification of the reappointment of Friedman LLP as Motient’s independent auditor, and 2) the proposed 2006 Motient Corporation Equity Incentive Plan and the corresponding cancellation of Motient’s 2002 Stock Option Plan and Motient’s 2004 Restricted Stock Plan.
Highland’s Nominees
     Highland’s nominees to Motient’s Board of Directors have extensive experience in the satellite, media and telecommunications industries, as well as expertise in the areas of finance, asset valuation analysis and corporate governance. They also possess a thorough understanding of the complex regulatory issues and the market insight necessary to achieve the greatest value for all of Motient’s stockholders. The slate is committed to developing and overseeing the execution of a plan that would achieve the greatest and best use of Motient’s valuable assets for the benefit of all stockholders. Highland believes its nominees are far superior director candidates to Motient’s nominees, and encourages its fellow stockholders to vote for the Highland-nominated slate.
     Highland does not believe that Motient’s current Board is acting in the best interests of stockholders. Highland believes the current Board is conflicted; has engaged in inappropriate related-party transactions; has a history of bad management, lack of vision, questionable decisions, financial reporting issues and disappointing results; and has pursued — and continues to pursue — flawed transactions to the detriment of Motient stockholders. Highland believes that stockholder interests would be served by replacing the existing Board with the Highland nominees.
     Director nominee, David Van Valkenberg, stated: “We believe Motient has great potential that could create significant value for stockholders. However, the company’s results and actions indicate that it would appear it is suffering from recurring execution and management oversight problems, poor operating performance and corporate governance, and conceded financial reporting deficiencies. By nominating independent, experienced and highly principled individuals to Motient’s Board, we intend to put an end to the unacceptable practices occurring at the company. My fellow nominees are strong, independent individuals who have decades of highly relevant experience and are well-regarded in their respective fields. These nominees will provide the experienced leadership to determine the correct course of action to achieve the best and greatest use of Motient’s assets. The Highland Board nominees are personally committed to representing the best interests of all Motient owners first and foremost, and we ask Motient stockholders for their support.”
     The Highland nominees intend to realize the greatest value and best use of Motient’s assets for all stockholders by:
•	Recruiting a better management team with relevant expertise;

•	Performing a strategic review of existing operations;

•	Helping management successfully navigate market and regulatory challenges;

•	Thoroughly examining possible options/opportunities for value creation;

•	Communicating effectively with Motient stockholders regarding transactions that are of material importance to their investment; and

•	Implementing a well-considered strategic business plan to achieve the highest and best use of Motient’s unique spectrum assets.

     Highland’s director nominees have outstanding operational and financial credentials and significant industry experience, and Highland believes they possess the necessary expertise, objectivity and integrity to execute these measures. The nominees are:

Eugene E. Sekulow	Mr. Sekulow, 75, was the President of NYNEX International, now Verizon Communications, and Executive Vice President of RCA Corporation. Currently he is Senior Fellow and Board Member of Adventis Corporation, a leading strategy consulting firm to the telecom, media & entertainment and technology industries. He is also an independent consultant to major U.S., European and Asian telecommunications carriers, equipment providers and investors.

David R. Van Valkenburg	Mr. Van Valkenburg, 64, is Chairman of Balfour Associates, a firm providing counsel to chief executives, boards of directors, senior lenders, and private equity funds. He has more than 30 years of experience managing cable telecommunications companies around the world, and was Chief Executive Officer and Chief Operating Officer of Telewest Communications plc, President of MultiVision Cable TV Corporation, President of Cablevision Industries, President of Paragon Communications, and President and Executive Vice President of Cox Cable Communications Inc.

Charles Maynard	Mr. Maynard, 62, is Chief Executive Officer and Managing Member of satellite cable services company LightPort Digital LLC. He was previously Chief Operating Officer and divisional Chief Executive Officer of Able Telcom Holdings (d/b/a Adesta), Chief Executive Officer of INSAT, Managing Director of U.S. Wireless Projects for TDF, President of Cincinnati Bell Wireless and Executive Vice President of AT&T Technologies.

George A. Overstreet Jr.	Professor Overstreet, 62, is Associate Dean for Research & Center Development, Director for the Center for Growth Enterprises, Professor of Commerce, and holder of the Walker Chair in Growth Enterprises at the University of Virginia’s McIntire School of Commerce. He is highly recognized in the fields of valuation analysis and corporate financial management and a noted consultant and executive educator.

Steven S. Turoff	Mr. Turoff, 60, is Chairman and Founder of The Renaissance Consulting Group, Inc., a firm that plans and implements reorganizations for financially troubled enterprises. A Certified Public Accountant, he previously spent 11 years in public accounting, with an emphasis on auditing, at Arthur Young & Company. Mr. Turoff is a member of the American Bankruptcy Institute, Turnaround Management Association, American Institute of CPAs and the Dallas Chapter of the Texas Society of CPAs.

John J. Ray III	Mr. Ray, 47, is a Managing Director at Avidity Partners, LLC, a company that provides management, advisory and administrative services to distressed companies. He is also Chairman of the Board and President of post-confirmation Enron Corporation and Trustee for the Fruit of the Loom Liquidation Trust. Prior to Avidity, he served in various general counsel roles for Waste Management, Inc. and practiced law at Mayer, Brown & Platt.

Jeffrey E. Ginsberg	Mr. Ginsberg, 42, is Executive Chairman of InfoHighway Communications, a provider of hosted and managed communications solutions. He was also Chairman and Co-founder of Apex Site Management, a real estate telecommunications site management firm and co-founder of Horizon Cellular Group, which was among the nation’s 20 largest cellular system operators.

Niles K. Chura	Mr. Chura, 36, is a Portfolio Manager at Highland Capital Management, L.P. and is responsible for over $1.5 billion of Highland’s investments. Prior to Highland, he was a member of the media and telecom portfolio management group at Bank of America and the finance and planning group at American Airlines. Mr. Chura was also a field artillery officer in the U.S. Army.
Highland’s Other Proposals
     Highland is also seeking stockholders’ support for the following proposals:
•	To reject ratification of the reappointment of Friedman LLP as Motient’s independent auditor. While Friedman has been Motient’s auditor, Motient repeatedly has had significant internal control and financial reporting problems. Due to accounting issues, Motient delayed filing its 2005 10-K and restated 10-Qs for the first, second and third quarters of 2005. In response to SEC comments, Motient amended its 10-K filings for 2004 and 2003 and 10-Qs for the first, second and third quarters of 2004. Should Highland’s nominees be elected, they will promptly evaluate the need for changes to Motient’s financial reporting structure and independent auditors, and will make such changes as are in the best interest of the stockholders.

•	To reject the proposed 2006 Motient Corporation Equity Incentive Plan and the corresponding cancellation of the 2002 Stock Option Plan and 2004 Restricted Stock Plan. Highland believes that this proposal is yet another example of the current Motient directors acting in their own interests and not in the best interests of the stockholders. According to Motient’s proxy statement, under this proposed plan, non-executive Motient directors would be granted $7.5 million of equity. The five Motient directors who are not standing for reelection would collectively receive approximately $548,000 worth of Motient common stock. Additionally, these five individuals would receive stock options which were granted on the date when Motient common stock closed at its lowest price of the current year and immediately prior to the announcements that some of these directors would not stand for reelection and of Motient’s proposed consolidation with SkyTerra. These options could ultimately be worth hundreds of thousands or millions of dollars.

•	To approve Highland’s proposal to amend Motient’s Amended and Restated Bylaws to increase the number of directors on the Motient Board to eight. Highland believes that adding two directors to the six-person Board size recently set by Motient would enhance the overall experience, diversity of background and specialized knowledge on the Board and would be in the best interest of Motient’s stockholders.

•	To repeal any amendment to Motient’s Amended and Restated Bylaws adopted after May 1, 2002 (the last date the bylaws were filed with the SEC). The purpose of this proposal is to prevent the Motient Board from interfering with implementation of the proposals being acted on by Motient’s stockholders pursuant to this proxy solicitation.

•	To adopt a resolution providing the order for voting on Highland’s proposals at the Annual Meeting.
     A copy of Highland’s preliminary proxy statement, full biographies of Highland’s nominees, and other information about Highland’s effort to replace Motient’s current Board of Directors is available at www.ABetterMotient.com.
About Highland Capital Management, L.P.
     Based in Dallas, with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $25 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
HIGHLAND CAPITAL STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ ITS PROXY STATEMENT WHEN AND IF IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. INVESTORS CAN GET THE PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, ANY SUCH PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, WILL BE AVAILABLE FOR FREE FROM THE PARTICIPANTS BY CONTACTING HIGHLAND CAPITAL’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5550.
INFORMATION CONCERNING THE IDENTITY OF THE POTENTIAL PARTICIPANTS IN ANY SUCH POTENTIAL PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE SECTION ENTITLED “INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION” IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY HIGHLAND CAPITAL WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 2006 WITH RESPECT TO MOTIENT. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE. Security holders of Motient can also obtain information concerning the identity of the potential participants in any such potential proxy or consent solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free by contacting Highland Capital’s solicitor, MacKenzie Partners, Inc., at its toll-free number: (800) 322-2885, or by collect call at (212) 929-5550.
###